EXHIBIT 99.1

Contact:	Raghuram Selvaraju, Investor Relations
investorrelations@tymeinc.com
(646) 205-1603

Tyme Technologies, Inc. Reports Third Quarter 2015 Financial Results

NEW YORK, November 23, 2015 - Tyme Technologies, Inc. (OTC QB: TYMI), a research and development company  focused on developing drug candidates for the treatment of cancer in humans and operating through its wholly-owned subsidiary Tyme Inc., today reported financial results for the quarter ended September 30, 2015. The Company also provided updated financial guidance for 2015.

“During the quarter, we remained focused on our mission of developing important and meaningful products for cancer patients and we are pleased that the FDA has accepted our Investigational New Drug application to begin the next stage of our clinical trials involving our SM-88 drug candidate,” said Steve Hoffman, President and Chief Executive Officer of the Company. “This is an important step toward our objective to bring SM-88 to patients with stage IV cancers in the U.S. and worldwide.”

Tyme anticipates beginning Phase II trials and related studies of SM-88 in the first quarter of 2016. The Company also plans to expand its development activities, including studies of possible use of SM-88 for indications beyond breast cancer and growing the Company’s IP and patent portfolio.

Mr. Hoffman also stated: “In addition to studying SM-88 in breast cancer patients, we are also contemplating, with guidance from our Scientific and Medical Advisory Board, expanding our program to include multiple arms focused on differentiated types of cancer. We expect increased quarterly expenses in future fiscal periods as we initiate our next phase of trials and studies concerning SM-88 and investigating additional types of cancer our drug candidate can be utilized for, and believe we are and will remain well-positioned to further diversify and expand our product candidates through our development efforts.”

Third Quarter 2015 Financial Results

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Research and development expenses totaled $1,357,394 for the three months ended September 30, 2015, compared to $286,979 for the same period in 2014. All research and development expenditures incurred were related to the Company’s lead drug candidate, SM-88, and its technology platform. Research and development expenses are expected to increase in the near term as the Company continues to develop its drug candidates and commence necessary trials and studies on SM-88.

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General and administrative expenses were $958,922 for the three months ended September 30, 2015, compared to $601,473 for the same period in 2014. General and administrative expense is expected to increase, subject to securing ongoing funding, as operations grow.

▪	For the three months ended September 30, 2015, total operating costs and expenses were $2,316,316, compared to $888,452 for the same period in 2014.

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Net loss for the three month period ended September 30, 2015 was $2,316,316, compared to $918,913 for the same period in 2014. The Company does not expect to recognize any material revenues nor generate net profits until such time as SM-88 or another Company drug candidate is approved by the FDA or foreign regulatory authorities. Even with marketing approval of one or more of its drug candidates, the Company can give no assurance of commercial success.

About Tyme

Tyme is a pharmaceutical company focused on discovering and developing highly targeted cancer therapeutics for a broad range of oncology indications. Tyme is the originator of what it believes to be a novel, proprietary treatment regimen consisting of a rationally-designed combination of therapeutic agents aimed at exploiting the aberrant metabolic characteristics of cancer cells, as well as activating the endogenous immune response against tumors. Tyme’s approach is hypothesized to permit selective elimination of cancer cells, while simultaneously improving patients’ well-being, particularly with respect to pain severity and functional independence.

Tyme is currently developing for use in humans SM-88, a proprietary compound, which the Company believes to be a first-in-class drug with a designated metabolic approach to potentiate the use of the body’s own immune defenses to fight tumor cells. SM-88 is a novel combination drug that synergistically targets the unique metabolic features of cancer cells, thus providing a selective method of altering the susceptibility of cancer cells to oxidative stress. Tyme has completed a proof-of-concept clinical study for SM-88 in late-stage cancer patients with relapsed or highly refractory disease and its IND for its SM-88 drug candidate was accepted by the FDA in October of 2015.  The Company anticipates commencing trials and related studies, as contemplated by the IND in the first quarter of 2016.

For more information, visit our website: www.tymetechnologiesinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any historical results and future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” of Tyme’s Current Report on Form 8-K/A filed with the U.S. Securities and Exchange Commission on April 16, 2015 (available at www.sec.gov).

Readers can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements, and forward-looking statements within this press release include statements regarding our drug development strategies and clinical trials. Forward-looking statements reflect Tyme’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, readers should not place undue reliance on these forward-looking statements.